March 23, 2026

Christopher J. McGurk
Chief Executive Officer
Cineverse Corp.
224 W. 35th St., Suite 500, #947
New York, New York 10001

       Re: Cineverse Corp.
           Registration Statement on Form S-3
           Filed March 17, 2026
           File No. 333-294364
Dear Christopher J. McGurk:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Carol Sherman